EXHIBIT 99.1

News Release dated July 21, 2016, Suncor Energy to release second quarter 2016 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release second quarter 2016 financial results

Calgary, Alberta (July 21, 2016) – Suncor will release its second quarter financial results on July 27, 2016 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the second quarter will be held on July 28 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Steve Williams, president and chief executive officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

To participate in the webcast, go to suncor.com/webcasts.

An archive will be available on suncor.com/webcasts.

Telephone lines are limited and open to members of the investment community and media who would like to ask questions during the Q&A session:

•                 If calling from North America: 1- 866-225-0198

•                 If calling from outside North America: +1-416-340-2216

Suncor has scheduled its third quarter financial release date for Wednesday, October 26, 2016.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com